On December 31, 2008, Aberdeen Asset Management PLC, entered into an agreement to purchase parts of the asset management business of Credit Suisse.  As part of this transaction, Aberdeen Asset Management Asia Limited assumed the role as the Indonesia Fund’s investment advisor on May 1, 2009 pursuant to an Advisory agreement.  Until April 30, 2009, Credit Suisse Asset Management served as the Indonesia Fund’s investment advisor.  The answers provided in the Form N-SAR reflect both the responses of Credit Suisse Asset Management as investment advisor prior to May 1, 2009 and Aberdeen Asset Management Asia Limited as investment advisor beginning on May 1, 2009.